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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*

                            HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

William D. Savoy                          Alvin G. Segel, Esq.
Vulcan Ventures Incorporated              Irell & Manella LLP
110 - 110th Avenue N.E., Suite 550        1800 Avenue of the Stars
Bellevue, WA 98004                        Suite 900
(206) 453-1940                            Los Angeles, CA 90067
                                          (310) 277-1010

Curtis S. Shaw, Esq.                      Leigh P. Ryan, Esq.
Charter Communications Ventures, LLC      Paul, Hastings, Janofsky & Walker LLP
1244 Powerscourt Drive, Suite 100         399 Park Avenue, 31st Fl.
St. Louis, MO 63131                       New York, NY 10022
(314) 965-0555                            (212) 318-6000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 2001
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 2 of 12 Pages
--------------------                                        ------------------
--------------------------------------------------------------------------------
1.  NAMES OF  REPORTING  PERSONS
    S.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
2.  CHECK THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP (SEE  INSTRUCTIONS)(a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Washington
--------------------------------------------------------------------------------
                                    7.   SOLE VOTING POWER
   NUMBER OF
                                            -0- SHARES
    SHARES                 -----------------------------------------------------
                                    8.   SHARED VOTING POWER
  BENEFICIALLY
                                            27,798,278 SHARES (1)
 OWNED BY EACH             -----------------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER
   REPORTING
                                            -0- SHARES
    PERSON                 -----------------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
     WITH
                                            27,798,278 SHARES (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,798,278 SHARES (1)
--------------------------------------------------------------------------------
 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                               [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.9% based on 58,697,128 shares of common stock outstanding as of June 4, 2001, as reported by the Issuer in its Proxy Statement on
          Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Senior Convertible Preferred Stock owned by Vulcan Ventures Incorporated.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 3 of 12 Pages
--------------------                                        ------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Paul G. Allen
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                    -0- SHARES
     SHARES                -----------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                    37,750,198 SHARES (1)
  OWNED BY EACH            -----------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                    -0- SHARES
      PERSON               -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER
       WITH
                                    37,750,198 SHARES (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    37,750,198 SHARES (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.5% based on 58,697,128 shares of common stock outstanding as of June 4, 2001, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

(1) 27,798,278 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Such shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Senior Convertible Preferred Stock owned by Vulcan Ventures Incorporated. The reported shares also include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Senior Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 4 of 12 Pages
--------------------                                        ------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Charter Communications Ventures, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                            [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                    -0- SHARES
     SHARES                -----------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                    9,951,920 SHARES (1)
  OWNED BY EACH            -----------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                    -0- SHARES
      PERSON               -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER
       WITH
                                    9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5% based on 58,697,128 shares of common stock outstanding as of June 4, 2001, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Senior Convertible Preferred Stock owned by Charter Communications Ventures, LLC.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 5 of 12 Pages
--------------------                                        ------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Charter Communications Holdings, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                   -0- SHARES
     SHARES                -----------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH            -----------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON               -----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5% based on 58,607,128 shares of common stock outstanding as of June 4, 2001, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Senior Convertible Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 6 of 12 Pages
--------------------                                        ------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Charter Communications Holding Company, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES                -----------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH            -----------------------------------------------------
                            9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                 -0- SHARES
      PERSON               -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5% based on 58,697,128 shares of common stock outstanding as of June 4, 2001, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Senior Convertible Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 7 of 12 Pages
--------------------                                        ------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Charter Communications, Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES                -----------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH            -----------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON               -----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5% based on 58,697,128 shares of common stock outstanding as of June 4, 2001, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Senior Convertible Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications, Inc.. Charter Communications, Inc. may be deemed to have shared voting and dispositive power with respect to such shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 8 of 12 Pages
--------------------                                        ------------------


                                  SCHEDULE 13D

     This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures and the Chairman of Charter ("Mr. Allen", and together with Vulcan Ventures and the Charter Reporting Persons, the "Reporting Persons"), constitutes Amendment No. 5 to the
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999, on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999, Amendment No. 2 filed with the SEC on August 24, 1999, Amendment No. 3 filed with the SEC on November 17, 2000 and Amendment No. 4 filed with the SEC on December 13, 2000. The Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

     Each of the Reporting Persons acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On July 31, 2001, Charter proposed to the Issuer the acquisition by Charter of the turnkey contract and network services agreement between Charter and the Issuer and the assets used by the Issuer to service those agreements, including the Issuer's call center and network operations center in Louisville, Kentucky and all equipment owned by the Issuer in Charter headends and customer homes. The proposed purchase price for those assets would be approximately $73 million, consisting of cash and the assumption of certain liabilities, subject to certain adjustments. As part of the transaction, Charter would tender to the Issuer for cancellation the 38,000 shares and 37,000 shares of Series D Preferred Stock held by Vulcan Ventures and Charter Ventures, respectively. Charter proposes to effectuate that delivery by acquiring the shares of Series D Preferred Stock held by Vulcan Ventures immediately prior to the closing of the transaction. See
Item 6. Charter's proposal has not been accepted by the Issuer and is subject to a number of conditions, including approval by the boards of directors of Charter and the Issuer, approval by the stockholders of the Issuer, third party consents, satisfactory completion of due diligence and negotiation of definitive agreements. In connection with the making of the proposal, William D. Savoy, Jerald L. Kent and Stephen E. Silva, who served as designees of Vulcan Ventures and Charter Ventures on the Issuer's board of directors, have resigned as Directors of the Issuer. See Item 5.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         (a) As of the date of this Amendment, Vulcan Ventures, Mr. Allen and each of the Charter Reporting Persons beneficially own 27,798,278 shares, 37,750,198 shares and 9,951,920 shares, respectively, of the Issuer's common stock. Such shares include 7,576,139 shares and 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares and 37,000 shares of Series D Preferred Stock held by Vulcan Ventures and Charter Ventures, respectively, and the shares of common stock issuable upon exercise of the 2,575,153 warrants held by Charter. The above conversion numbers for the Series D Preferred Stock are based on a liquidation preference of $1,000 per share of Series D Preferred Stock and a conversion price of $5.01875 per share of common stock.

         Vulcan Ventures', Mr. Allen's and the Charter Reporting Persons' stockholdings, assuming immediate conversion of all of the shares of Series D Preferred Stock into shares of common stock and exercise of the warrants, represent approximately 36.5%, 49.5% and 13.1%, respectively, of the shares of the Issuer's common stock outstanding, including shares issuable on such conversion and exercise. But see Item 6.

         All of the percentages set forth in this Item 5(a) are based upon 58,697,128 shares of the Issuer's common stock outstanding as of June 4, 2001, as reported by the

--------------------                                        ------------------
CUSIP NO. 42979U-102                    13D                 Page 9 of 12 Pages
--------------------                                        ------------------


Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 11, 2001.

         To the best knowledge of Vulcan Ventures, Mr. Allen and the Charter Reporting Persons, none of the other parties named in Item 2 owns any of the Issuer's common stock, except as follows:

         William D. Savoy, President and a Director of Vulcan Ventures and a Director of Charter, Charter Holdco, and Charter Holdings, beneficially owns immediately exercisable options to acquire 39,009 shares of the Issuer's common stock. Mr. Savoy resigned as a Director of the Issuer on July 30, 2001. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such options.

         Jerald L. Kent, President, Chief Executive Officer and a Director of the Charter Reporting Persons, beneficially owns 8,000 shares of the Issuer's common stock and immediately exercisable options to acquire 50,375 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options. Mr. Kent resigned as a Director of the Issuer on July 30, 2001.

         David G. Barford, Executive Vice President and Chief Operating Officer of the Charter Reporting Persons, beneficially owns 5,700 shares of the Issuer's common stock as the sole trustee of a family trust. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

         Thomas R. Jokerst, Senior Vice President - Advanced Technology Development of the Charter Reporting Persons, beneficially owns 35,250 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

         Kent D. Kalkwarf, Executive Vice President and Chief Financial Officer of the Charter Reporting Persons, together with his wife, beneficially owns 6,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

         David L. McCall, Senior Vice President of Operations - Eastern Division of the Charter Reporting Persons, beneficially owns 3,850 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

         John C. Pietri, Senior Vice President - Engineering of the Charter Reporting Persons, beneficially owns 3,850 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

         Steven A. Schumm, Executive Vice President, Assistant to the President of the Charter Reporting Persons, beneficially owns 2,300 shares of the Issuer's common stock, 1,150 shares of which are owned jointly with his wife and 1,150 shares of which are subject to a trust for the benefit of his mother of which he is the trustee. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

         Stephen E. Silva, Senior Vice President - Corporate Development and Technology of the Charter Reporting Persons, beneficially owns 19,250 shares of the Issuer's common stock and immediately exercisable options to acquire 38,750 shares of the Issuer's common stock. Mr. Silva resigned as a Director of the Issuer on July 30, 2001. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

         (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 27,798,278 shares of the Issuer's common stock owned directly by Vulcan Ventures. Mr. Allen and the Charter Reporting Persons have shared voting and dispositive power with respect to the 2,575,153 shares of the Issuer's common stock issuable upon the exercise of warrants held by Charter and the 7,376,767 shares of the Issuer's common stock owned directly by Charter Ventures.

         (c) None of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons have, nor, to the knowledge of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons, have any of Vulcan Ventures' or the Charter Reporting Persons' executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

         (d) Neither Vulcan Ventures, Mr. Allen nor the Charter Reporting Persons know any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock directly owned by Vulcan Ventures, Mr. Allen or the Charter Reporting Persons.

--------------------                                        -------------------
CUSIP NO. 42979U-102                    13D                 Page 10 of 12 Pages
--------------------                                        -------------------

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended by adding the following:

         In connection with the July 31, 2001 proposal of Charter described in
Item 4, Charter and Vulcan Ventures have reached an understanding that immediately prior to the closing of that proposed transaction, Charter would acquire the shares of Series D Preferred Stock held by Vulcan Ventures as well as Vulcan Venture's interest in its Programming Content Agreement with the Issuer. That understanding is subject to negotiation of a definitive agreement between Charter and Vulcan Ventures and approval by the boards of directors of Charter and Vulcan Ventures.

--------------------                                        -------------------
CUSIP NO. 42979U-102                    13D                 Page 11 of 12 Pages
--------------------                                        -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 2001                VULCAN VENTURES INCORPORATED



                                     By: /s/ William D. Savoy
                                        --------------------------
                                        Name:  William D. Savoy
                                        Title: President


Dated:  July 31, 2001                    /s/        *
                                        --------------------------
                                        Paul G. Allen


                                        *By:  /s/ William D. Savoy
                                             ---------------------
                                        William D. Savoy as Attorney in Fact for
                                        Paul G. Allen pursuant to a Power of
                                        Attorney filed on August 30, 1999, with
                                        the Schedule 13G of Vulcan Ventures
                                        Incorporated and Paul G. Allen for
                                        Pathogenesis, Inc., and incorporated
                                        herein by reference


Dated:  July 31, 2001                CHARTER COMMUNICATIONS VENTURES, LLC



                                        By:   /s/ Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Dated:  July 31, 2001                CHARTER COMMUNICATIONS HOLDINGS, LLC



                                        By:   /s/ Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Dated:  July 31, 2001                CHARTER COMMUNICATIONS HOLDING COMPANY,
                                     LLC



                                        By:   /s/ Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

--------------------                                        -------------------
CUSIP NO. 42979U-102                    13D                 Page 12 of 12 Pages
--------------------                                        -------------------


Dated:  July 31, 2001                CHARTER COMMUNICATIONS, INC.



                                        By:   /s/ Curtis S. Shaw
                                             -------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                             General Counsel and Secretary